                                                     Filed Pursuant to 424(b)(3)
                                                     Registration No. 333-34215


                                   HALIS, INC.

              SUPPLEMENT NO. 1 TO PROSPECTUS DATED OCTOBER 15, 1997


RECENT DEVELOPMENTS

DISPOSITION OF THE ORTHODONTIC BUSINESS

         On December 31, 1997 HALIS Services, Inc. ("HALIS Services"), a subsidiary of HALIS, Inc. (the "Company"), sold to InfoCure Corporation ("InfoCure") substantially all of the assets of the orthodontic practice management software business (the "Orthodontic Business") that the Company had acquired from Software Manufacturing Group, Inc. in January 1997. The Orthodontic Business includes the development, marketing, selling and servicing of computer hardware and software to orthodontic healthcare providers. The sale to InfoCure was consummated pursuant to an Asset Purchase Agreement dated December 31, 1997 (but effective as of December 1, 1997) by and among the Company, HALIS Services and InfoCure (the "InfoCure Asset Purchase Agreement"). InfoCure paid HALIS Services $2 million in cash (the "Base Consideration Amount"), subject to the Net Worth Adjustment and the EBITDA Adjustment described below, and an affiliate of InfoCure assumed certain liabilities related to the Orthodontic Business.

         The Net Worth Adjustment shall be made as follows: If the Actual Adjusted Net Worth is greater than the Target Adjusted Net Worth (the amount of said excess hereinafter referred to as the "Net Worth Excess"), then the Base Consideration Amount shall be increased $1.00 for every dollar of Net Worth Excess. If the Actual Adjusted Net Worth is less than the Target Adjusted Net Worth (the "Net Worth Shortfall"), then the Base Consideration Amount shall be reduced $1.00 for every dollar of the Net Worth Shortfall. For purposes of the foregoing, the term "Actual Adjusted Net Worth" means the book value of the purchased assets less the assumed liabilities as reflected on the audited balance sheet of HALIS Services dated November 30, 1997.
The term "Target Adjusted Net Worth" means $152,515.

         After making the Net Worth Adjustment, the Base Consideration Amount is also subject to the EBITDA Adjustment, as follows: If the Actual Annualized EBITDA is greater than the Target Annualized EBITDA (the "EBITDA Excess"), then the Base Consideration Amount shall be increased $3.20 for every dollar of EBITDA Excess. If the Actual Annualized EBITDA is less than the Target Annualized EBITDA (the "EBITDA Shortfall"), then the Base Consideration Amount shall be reduced $3.20 for every dollar of the EBITDA Shortfall. For purposes of the foregoing, the term "Actual Annualized EBITDA" means the earnings of HALIS Services before interest, taxes, depreciation and amortization arising from the Orthodontic Business as reflected on an audited income statement for the 11-month period ended November 30, 1997, but which amount shall be annualized to reflect a full 12-month accounting period. The term "Target Annualized EBITDA" means $541,850.

         In connection with the InfoCure Asset Purchase Agreement, the Company and HALIS Services agreed to pay approximately $5,900 per month through January 1999 to a former employee of HALIS Services and not to compete in the orthodontic practice management industry for a period of five years.

         The amount of consideration under the InfoCure Asset Purchase Agreement was determined by arms-length negotiations between informed business persons and represents, in the Company's view, fair value for the Orthodontic Business.

         The foregoing description of the sale of the Orthodontic Business to InfoCure and the InfoCure Asset Purchase Agreement is qualified in its entirety by reference to the terms of the InfoCure Asset Purchase Agreement attached as
Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 31,
1997.

         SALE OF CERTAIN NON-HEALTH CARE ASSETS

         On December 31, 1997, pursuant to an Asset Purchase Agreement of that date by and between HALIS Services, as seller, and Communications Wiring and Accessories, Inc. ("Communications Wiring"), as buyer (the "Communications Wiring Asset Purchase Agreement"), HALIS Services sold to Communications Wiring certain non-healthcare related assets and property of TG Marketing Systems and Aubis Systems Integration, two business units of HALIS Services, for a purchase price of $1 million and the assumption of certain liabilities (the "Purchase Price"), subject to downward adjustment as hereinafter described. The non-healthcare related assets and property include accounts receivable, computer software, computer equipment, furniture, fixtures and leasehold improvements. The Purchase Price is payable in monthly installments, commencing February 15, 1998, and continuing on the 15th day of each month thereafter (each, an "Installment Payment") until the earlier of the date upon which the aggregate amount of Installment Payments paid to HALIS Services shall equal the Purchase Price or December 31, 2007. Each Installment Payment shall be equal to 20% of the license fees, lease payments and royalties actually received by Communications Wiring with respect to the purchased assets for the calendar month immediately preceding the respective date upon which such Installment Payment shall be due and payable; provided, however, that in the event that the aggregate amount of all Installment Payments actually paid by Communications Wiring to HALIS Services prior to December 31, 2007 (the "Paid Installments") shall be less than $500,000, Communications Wiring shall pay to Seller an amount equal to the difference between $500,000 and the Paid Installments on December 31, 2007. In the event that the aggregate amount of all Installment Payments actually paid by Communications Wiring to HALIS Services prior to December 31, 2007 shall be equal to or greater than $500,000, Communications Wiring shall have no further obligation to make installment payments to HALIS Services and the entire Purchase Price shall be deemed to be equal to the Paid Installments.

         To secure the payment of the Purchase Price by Communications Wiring, HALIS Services retained a security interest in certain of the purchased assets constituting or relating to proprietary software developed by HALIS Services. Such security interest, however, does not guarantee that

Communications Wiring will make the required Installment Payments as and when they become due.

         The amount of consideration under the Communications Wiring Asset Purchase Agreement was determined by arms-length negotiations between informed business persons and represents, in the Company's view, fair value for the assets sold.

         The foregoing description of the sale of certain non-healthcare related assets to Communications Wiring is qualified in its entirety by reference to the terms of the Communications Wiring Asset Purchase Agreement attached as Exhibit
10.2 to the Company's Current Report on Form 8-K dated December 31, 1997.

         The following pro forma financial information relating to the sale of the above-described assets is attached to this Supplement:

         - Unaudited Pro Forma Condensed Consolidated Balance Sheet - September 30, 1997
         - Unaudited Pro Forma Condensed Consolidated Statement of Operations - Nine Months Ended September 30, 1997
         - Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements

CHANGE IN ACCOUNTANTS

         On January 5, 1998, the Company dismissed its independent auditors, Habif, Arogeti & Wynne, P.C., and on the same date authorized the engagement of Arthur Andersen LLP as its independent auditors for the fiscal year ended December 31, 1997. Arthur Andersen LLP was formally engaged by the Company on January 8, 1998. Each of these actions was approved by the Board of Directors of the Company.

         Habif, Arogeti & Wynne, P.C. audited the financial statements for the Company for the fiscal year ended December 31, 1996. The report of Habif, Arogeti & Wynne, P.C. on the financial statements of the Company for the fiscal year ended December 31, 1996 contained an additional paragraph which emphasized that there was substantial doubt about the ability of the Company to continue as a going concern. Except as set forth in the preceding sentence, the report of Habif, Arogeti & Wynne, P.C. did not contain any adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

         Except as described herein, in connection with the audit of the fiscal year ended December 31, 1996 and for the unaudited interim period through January 5, 1998, there were no disagreements with Habif, Arogeti & Wynne, P.C. on any matter of accounting principle or practice, financial statement disclosure, or audit procedure or scope which disagreement, if not resolved to the satisfaction of Habif, Arogeti & Wynne, P.C. would have caused it to make reference to the subject matter of the disagreement in its report. Habif, Arogeti & Wynne, P.C. has advised the Company, and the Company concurs, that the Company's consolidated statement of cash flows for the nine months ended September 30, 1997 is incorrect. The error is that the changes in assets and liabilities included as adjustments to reconcile net loss to net cash used by operating activities include the effects of businesses acquired during the period. The effect of this error was to increase the net cash used by operating activities and decrease the cash used by financing activities. The Company intends to correct this error in future filings.

         Further, during the fiscal year ended December 31, 1996 and the unaudited interim period through January 5, 1998, neither the Company or any of its representatives sought the advice of Arthur Andersen LLP regarding the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements, which advice was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.

         In connection with the audit of the fiscal year ended December 31, 1996 and for the unaudited interim period through January 5, 1998, Habif, Arogeti & Wynne, P.C. did not advise the Company that (i) the internal controls necessary for the Company to develop reliable financial statements did not exist; (ii) that information had come to its attention that led it to no longer be able to rely on management's representations, or that made it unwilling to be associated with the financial statements prepared by management; (iii) that there existed a need to expand significantly the scope of its audit, or that information had come to the attention of Habif, Arogeti & Wynne, P.C. during the fiscal periods, that if further investigated may (a) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or
(b) cause Habif, Arogeti & Wynne, P.C. to be unwilling to rely on management's representations or be associated with the Company's financial statements, and due to the dismissal of Habif, Arogeti & Wynne, P.C. did not so expand the scope of its audit or conduct such further investigation; or (iv) that information had come to the attention of Habif, Arogeti & Wynne, P.C. that it concluded materially impacts the fairness or reliability of either (a) a previously issued audit report or the underlying financial statements, or (b) the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the satisfaction of Habif, Arogeti & Wynne, P.C., would prevent it from rendering an unqualified audit report on those financial statements), and due to the dismissal of Habif, Arogeti & Wynne, P.C., the issue has not been resolved to the satisfaction of Habif, Arogeti & Wynne, P.C. to prior to its dismissal.

SALES OF EQUITY SECURITIES PURSUANT TO REGULATION S

         On December 30, 1997, the Company received funds from the sale of a 4% Convertible Debenture dated December 23, 1997 in the principal amount of $200,000 to Tradewinds Investments, Ltd., a Bahamas corporation, pursuant to a Convertible Debenture Subscription Agreement dated December 23, 1997. In addition, on January 7, 1998, the Company received funds from the sale of a 4% Convertible Debenture dated December 24, 1997 in the principal amount of $100,000 to GEM SINGAPORE PTE LIMITED, a Nevis, West Indies corporation ("GEM Singapore"), pursuant to a Convertible Debenture Subscription Agreement dated

December 19, 1997. The Debentures shall hereinafter be collectively referred to as the "Debentures." In addition, the Company issued a total of 450,000 warrants (the "Warrants") to purchase shares of the Company's common stock, $.01 par value per share (the "Common Stock") to non-U.S. Persons. The Warrants were distributed as follows: 250,000 to Tradewinds Investments, Ltd., 100,000 to Ms. Kalpana Anant Joshi in India, and 100,000 to GEM Singapore. The Debentures and the Warrants were issued to non-U.S. Persons with the assistance of GEM Advisors, Inc. acting as a placement agent. The consideration received by the Company for the Debentures and the Warrants was $300,000 in cash less certain expenses, including payments of $2,500 in fees to the escrow agent and 9% of the aggregate proceeds to GEM Advisors, Inc. as compensation for its services.

         The Debentures are convertible into shares of Common Stock, the number of which is calculated in accordance with the following formula:

Number of Shares issued upon Conversion = Principal (+ Interest, if applicable)/Conversion Price, where
         Principal = The Principal amount of the Debenture,
         Interest = Principal x (N/365) x .04, where
         N = the number of days between the date hereof and the Conversion Date for the Debenture, and
         Conversion Price = the lesser of (x) 100% of the average Closing Bid Price, as that term is defined below, of the Shares for the ten (10) trading days immediately preceding the date of the sale (the "Fixed Conversion Price"), or (y) 65% of the average Closing Bid Price, as that term is defined below, of the Shares for the ten (10) trading days immediately preceding the day prior to the Conversion Date (the "Variable Conversion Price"). The Fixed Conversion Price of the Debentures is approximately $.61.

         For purposes hereof, the term "Closing Bid Price" shall mean the closing bid price on the market as reported by the OTC Bulletin Board or NASDAQ's National Market System or Small Capitalization System (NASDAQ) or American Exchange Emerging Company Marketplace or if then traded on a different national securities exchange, the closing sales price on the principal national securities exchange on which it is so traded and if not available, the mean of the daily high and low sales prices on such securities exchange on which it is traded.

         In the event that the Market Price of the Common Stock increases by more than thirty percent (30%) above the original Fixed Conversion Price, the holders shall have the right to receive in the form of an adjustment to the original Fixed Conversion Price fifty percent (50%) of the amount in excess of thirty percent (30%), and no more of such excess. In such event, the original Fixed Conversion Price shall be adjusted to be:

                                        C
                                -----------------
                                [(C/F) + (1.3)]/2

         where:            C =  the bid price of the Common Stock at the time of
                                conversion;
         and               F =  the original Fixed Conversion Price

         Each Warrant issued to Tradewinds Investments, Ltd. entitles the holder thereof to purchase one share of Common Stock at exercise price of $.60 per share. Each Warrant issued to Ms. Joshi and GEM Singapore also entitles the holder thereof to purchase one share of Common Stock at an exercise price of $.60 per share.

         The offers and sales of the Debentures and the Warrants were made pursuant to a claim of exemption under Rules 901 and 903 of Regulation S promulgated by the Securities and Exchange Commission or, alternatively, under
Section 4(2) of the Securities Act of 1933, as amended. The sales of the Debentures and the Warrants were made in "offshore transactions" (as defined in Regulation S) and no "directed selling efforts" (as defined in Regulation S) were made by the Company or any of its affiliates. The purchasers of the Debentures and the Warrants (the "Purchasers") are entities organized under the laws of jurisdictions other than the United States and therefore are not "U.S. Persons" (as defined in Regulation S). Moreover, the Purchasers represented and warranted, among other things, that at the time of the offers and sales they were located outside the United States, and that neither the Purchasers nor any of their affiliates had engaged in any "directed selling efforts" (as defined in Regulation S). Appropriate legends were affixed to the Debentures and the certificates for the Warrants. In addition, the Company did not use any general advertisement or solicitation in connection with the offer or sale of the Debentures or Warrants to the Purchasers and the Purchasers represented and warranted that they were purchasing the Debentures and Warrants for investment only and not with a view to distribution.

SELLING SHAREHOLDERS

         Subsequent to the date of the Prospectus, Charles Cone, Jr., a Selling Shareholder, transferred by gift 314,931 shares of Common Stock owned by Mr. Cone and reflected in the table under the caption "Selling Shareholders." Accordingly, the Prospectus is amended to reduce the number of shares beneficially owned by Mr. Cone by 314,931 shares and adding to the selling shareholder table the following recipients of the gifted shares:


                                             BEFORE THE OFFERING                          AFTER THE OFFERING
                                         -----------------------                     ---------------------------
                                            NUMBER                  SECURITIES TO       NUMBER
         NAME OF BENEFICIAL              BENEFICIALLY    PERCENT        BE SOLD      BENEFICIALLY     PERCENT
                OWNER                        OWNED      OF CLASS      IN OFFERING       OWNED         OF CLASS
-----------------------------------      ------------   --------    -------------    ------------     ---------

Juan G. Alancon ...................            920         *               920            0               0
Paul Anderson .....................            307         *               307            0               0
Rebecca Baisch ....................            920         *               920            0               0
Sandra M. Barber ..................            614         *               614            0               0
Timothy J. Baxter .................          1,841         *             1,841            0               0
Campbell Brett Bentson ............         14,000         *            14,000            0               0
Christopher Bryan Bentson .........         20,000         *            20,000            0               0

Dana Pennstroin Bentson ...........         20,000         *            20,000             0               0
Hunter Colum Bentson ..............         14,000         *            14,000             0               0
O'Malley Anne Bentson .............         12,000         *            12,000             0               0
Todd B. Blankenbecker .............          1,687         *             1,687             0               0
Richard A. Clark ..................          3,882         *             3,882             0               0
Dawn R. Coleman ...................            614         *               614             0               0
Laura S. Cooney ...................          1,841         *             1,841             0               0
Jo Ann Corso ......................          1,841         *             1,841             0               0
Karen Crisp .......................          1,841         *             1,841             0               0
Anne DesRosier ....................            614         *               614             0               0
Elisabeth Ann M. Foley ............          1,841         *             1,841             0               0
Sara Foreman ......................            614         *               614             0               0
Eric Graziano .....................            307         *               307             0               0
Glen D. Gullet ....................          1,841         *             1,841             0               0
Catherine D. Hampton ..............          1,841         *             1,841             0               0
Yvette Handy ......................          1,489         *             1,489             0               0
David A. Hunt .....................          1,074         *             1,074             0               0
Janice K. Jennings ................            614         *               614             0               0
Laura Kurt ........................            920         *               920             0               0
Barbara Linn ......................            614         *               614             0               0
Simon Marchant ....................          1,841         *             1,841             0               0
George McCoy ......................          1,841         *             1,841             0               0
Diane Oelschlager .................            920         *               920             0               0
F. Cole Pate ......................         20,000         *            20,000             0               0
Grace T. Pate .....................         15,000         *            15,000             0               0
Lisa Robinson .....................          1,841         *             1,841             0               0
Samuel L. Shober ..................             92         *                92             0               0
Brett Elliott Smith ...............          1,841         *             1,841             0               0
Samuel O. Sokoh ...................          1,841         *             1,841             0               0
Ward Cicero Swain III .............          1,841         *             1,841             0               0
Kenneth A. Swinney, custodian for
  Andrew T. Swinney ...............         20,000         *            20,000             0               0
Ann B. Swinney ....................         20,000         *            20,000             0               0

Kenneth A. Swinney, custodian for
  Jacob R. Swinney ................         20,000         *            20,000             0               0
Kenneth A. Swinney ................         20,000         *            20,000             0               0
Clarissa A. Windham ...............         20,000         *            20,000             0               0
Martha Taylor Windham .............         18,155         *            18,155             0               0
Mary Elizabeth Windham ............         20,000         *            20,000             0               0
Stephen D. Windham ................         20,000         *            20,000             0               0
Susan Yanez .......................          1,841         *             1,841             0               0
                                                                       -------
         Total.......................                                  314,931
                                                                       =======

-----------------------
   * Less than 1% of shares outstanding.

PLAN OF DISTRIBUTION

         Certain Selling Shareholders may elect to sell shares of the Common Stock in privately negotiated transactions in exchange for restricted shares of Common Stock and/or Warrants of the Company.


                 The date of this Supplement is January 16, 1998

                                  HALIS, INC.
                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997


     The following Unaudited Pro Forma Condensed Consolidated Balance Sheet of HALIS, Inc. gives effect to the sales of three business units, Software Manufacturing Group ("SMG"), TG Marketing System ("TGM"), and Aubis Systems Integration ("ASI") by HALIS, Inc. as if those sales had occurred on September 30, 1997. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for HALIS for the period ended September 30, 1997 gives retroactive effect to the sales of the business units as if they had occurred on January 1, 1997. The Unaudited Pro Forma Balance Sheet and Statement of Operations do not purport to be indicative of the actual financial position or the results of operations of HALIS had the sales been completed as of the dates above. The assets of SMG were sold to Infocure Corporation, an unrelated entity, for approximately $1.8 million in cash on December 31, 1997. HALIS retained the accounts payable and the sale was effective as of December 31, 1997 to Communications Wiring and Accessories, Inc. in exchange for the assumption of liabilities and certain future revenue.

                                 HALIS, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997




                                                      ASSETS
                                                      ------

                                    HALLS, INC
                                       AND                BUSINESS
                                   SUBSIDIARIES          UNITS SOLD           ADJUSTMENTS             PROFORMA
                                   ------------          -----------          ------------          ------------
Current Assets                     $  2,802,830          $  (749,004)         $  1,734,682  (b)     $  3,788,508
Property and Equipment                1,068,456             (295,746)                2,000               744,710
Goodwill                             13,204,362           (3,063,479)                    -            10,140,883
Capitalized Software Development
  costs                               3,430,909           (3,180,562)                    -               250,347
Other Assets                          1,004,834              (64,877)                    -               939,957
                                   ------------          -----------          ------------          ------------
Total Assets                       $ 21,511,391          $(7,353,668)         $  1,736,682          $ 15,894,405
                                   ============         ============          ============          ============



                                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                                      -------------------------------------

                                    HALLS, INC
                                       AND                BUSINESS
                                   SUBSIDIARIES          UNITS SOLD           ADJUSTMENTS             PROFORMA
                                   ------------          -----------          ------------          ------------
Current Liabilities                $  4,475,867          $(1,144,464)         $  1,080,869  (c)     $  4,412,272
Long Term Debt                          263,512             (114,652)                    -               148,860
                                   ------------          -----------          ------------          ------------
   Total liabilities                  4,739,379           (1,259,116)            1,080,869             4,561,132
                                   ------------          -----------          ------------          ------------

Stockholders' Equity (Deficit)
------------------------------
Common stock, par value $.01            417,622                                                          417,622
Additional paid-in capital           33,766,737                    -                                  33,766,737
Parent Investment in Sub. - Opms                                   -                                           -
Common stock subscribed                  15,447                                                           15,447
Accumulated deficit                 (17,421,044)          (6,094,552)              655,813  (b)      (22,859,783)
  Less: Treasury stock at cost           (6,750)                   -                     -                (6,750)
                                   ------------          -----------          ------------          ------------
Total stockholders' equity           16,772,012           (6,094,552)              655,813            11,333,273


                                   ------------          -----------          ------------          ------------
Total Liabilities & Equity         $ 21,511,391         $ (7,353,668)         $  1,736,682          $ 15,894,405
                                   ============         ============          ============          ============

Common stock issued and
  outstanding                        41,762,200                                                       41,762,200
                                   ============                                                     ============



 See notes to unaudited pro forma condensed consolidated financial statements.

                                  HALIS, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE PERIOD ENDING SEPTEMBER 30, 1997


                                                            HALIS, INC
                                                                AND         BUSINESS
                                                           SUBSIDIARIES    UNITS SOLD     ADJUSTMENTS         PROFORMA
                                                           ------------   -----------     -----------       ------------
                                                                             >
System Sales and other revenue                              $ 6,919,135   $(3,032,369)    $         -       $  3,886,766
------------------------------                              -----------   -----------     -----------       ------------


Costs and expenses
-----------------
     Cost of sales and revenue                                2,395,384      (717,734)              -          1,677,650
     Selling, general and administrative                      7,867,795    (2,453,630)              -          5,414,165
     Research and development                                   999,493             -               -            999,493
                                                            -----------   -----------     -----------       ------------

                                                             11,262,672    (3,171,364)              -          8,091,308
                                                            -----------   -----------     -----------       ------------

Operating Income (loss)                                      (4,343,537)      138,995               -         (4,204,542)
---------------------                                       -----------   -----------     -----------       ------------

Other income (expense)
     Gain (loss) on sale of Business Units                            -             -      (5,438,739)[d]     (5,438,739)
     Gain (loss) on asset disposal                                8,678             -               -              8,678
     Interest expense                                          (122,621)        2,892               -           (119,729)
     Interest income                                             31,273          (834)              -             30,439
     Other income (expense)                                       3,253        (3,121)              -                132
     Merger costs                                               (32,137)            -               -            (32,137)
                                                            -----------   -----------     -----------       ------------

                                                               (111,554)       (1,063)     (5,438,739)        (5,551,356)
                                                            -----------   -----------     -----------       ------------

     Net income (loss)                                      $(4,455,091)  $   137,932      (5,438,739)      $ (9,755,898)
                                                            ===========   ===========     ===========       ============

Net loss per common share                                         (0.14)            -               -              (0.29)

Weighted average shares outstanding                          32,964,701             -               -         32,964.701
                                                            ===========   ===========     ===========       ============

 See notes to unaudited pro forma condensed consolidated financial statements.

                                  HALIS, INC.
                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                         PRO FORMA FINANCIAL STATEMENTS


BALANCE SHEET; September 30, 1997

[a] This represents September 30, 1997 balance sheet for SMG, TGM and ASI business units.

[b] To reflect the cash proceeds of the sale of SMG and added assets retained or reduced in the sale of TGM and ASI.

[c] To reflect the current liabilities of the Business Units retained by Halis.

STATEMENT OF OPERATIONS:

[d]  To reflect estimated loss on disposition of the Business Units.

[e] This represents the statement of operations for the Business Units for the nine months ended September 30, 1997.